[SUPER 8 LETTERHEAD]

October 3, 2001

ATTENTION: WORLD SERVICES, INC. SHAREHOLDERS

    The enclosed materials relate to an offer to purchase your shares of World Services, Inc. common stock for $0.85 per share. The tender offer expires on October 31, 2001, unless extended.

    The tender offer is conditioned upon receiving at least a majority of the shares and getting the shareholders' approval of a related matter at a special meeting, as explained below.

    If the tender offer is successful, we expect to accept shares and make payment in approximately mid-December 2001 after the special meeting; but it may be earlier or later depending upon how quickly shares are tendered.

    Tendered shares may be withdrawn at any time until the expiration date and on or after December 3, 2001, unless and until they are accepted for payment.

    If you decide to accept this offer, you must carefully follow the instructions in the enclosed materials to tender your shares.

Dear Shareholder:

    Our company, Super 8 Motel Developers, Inc., is offering to purchase all of the outstanding World Services common stock for a purchase price of $0.85 per share in cash. This letter contains some information regarding our offer to purchase, but there is a significant amount of additional important information contained in the documents that accompany this letter. We urge you to read all of these documents carefully before deciding whether to tender your shares. You should also consider discussing these matters with your legal, financial, investment, and tax advisors.

    We understand that many of the current shareholders of World Services, Inc. made an investment approximately 20 years ago in a company called Midwest Management and Marketing Corporation. Since that time, other shareholders have acquired shares through private transfers or inheritance. As you are probably aware, that company was originally involved in insurance and travel services and eventually became known as World Services, Inc. World Services subsequently sold its operating assets and has not been actively engaged in any business since 1988. We understand that the current World Services' board of directors took control of an essentially non-functioning company in 1990 and has investigated several business acquisitions and other prospects over the past five years, but has not identified an opportunity that it believed would provide an adequate return for its shareholders. Currently, World Services' only asset (other than cash and certificates of deposit) and its only source of income (other than interest) is derived from its ownership of approximately 16% of the outstanding common stock of our company.

    We are making this offer to purchase your shares because we would like to acquire control of the 16% interest in our company that is owned by World Services. In 1999, we offered to repurchase that interest directly from World Services at a price of $1.50 per share of our stock (or the equivalent of $0.44 per share to World Services shareholders), but the World Services board of directors declined our offer at that time.

    Appreciating that the interests of all their shareholders may not be identical, the directors of World Services recently agreed to work with us to provide an opportunity to those shareholders desiring to sell their shares of World Services common stock as long as the interests of all of its shareholders would be adequately protected. We have since negotiated an agreement with World Services that will allow each shareholder to make up his or her own mind whether to sell at the price we are willing to pay or to remain as a shareholder.

    Under our agreement, which is more fully explained in the accompanying materials, we are offering to pay $0.85 per share in cash to each shareholder who wants to sell at that price (net of any brokerage or other fees that may be charged to shareholders who own their shares in "street name"), as long as at least a majority of the shares are tendered and certain other conditions are satisfied. If everything proceeds as we anticipate, we hope to meet those conditions and make payment for the shares in mid to late December, promptly after the World Services' shareholders meeting.

    The World Services' board has agreed to support our tender offer and cooperate with us in order to provide liquidity to shareholders who wish to sell; however, it has taken a neutral position with respect to its opinion whether the $0.85 price we are offering is adequate. In reaching this decision, World Services' directors considered a number of different valuation models, some of which resulted in a valuation higher than $0.85 per share and some of which resulted in a valuation lower than $0.85 per share. World Services will be sending a statement called a Schedule 14D-9 directly to you. That schedule discusses these valuation considerations and explains the board's reasons for cooperating with us in providing shareholders with the opportunity to decide for themselves whether to sell at the price offered or remain as a shareholder.

    The two most significant conditions to our offer are the tender of at least a majority of the outstanding shares and the adoption of an amendment to World Services' Articles of Incorporation to "opt out" of certain provisions of a South Dakota statute that is designed to discourage hostile takeovers by restricting voting rights and other actions of an acquiring party. We are requiring that World Services adopt the amendment to limit the applicability of this statute because it could otherwise essentially eliminate our ability to operate the business. The World Services board has agreed to this requirement and is recommending that you vote in favor of adopting the amendment to the Articles of Incorporation if you decide to tender your shares. Accordingly, shortly after a majority of World Services shares are tendered, World Services will be sending you proxy materials regarding a special meeting of shareholders to consider the amendment. The meeting is tentatively scheduled for mid-December 2001, although it may be later if we need to extend the expiration date to solicit the minimum number of shares. If you want to sell your shares to us, it is important that you vote in favor of the amendment because we will not complete the tender offer and pay you unless the amendment is adopted. If you decide to sell your shares to us, the amendment will not affect your rights as a selling shareholder in any way.

    As part of our negotiations with World Services, we agreed to a number of conditions that will protect non-tendering shareholders. These conditions are described more fully in the accompanying materials; generally, if the tender offer is completed, we have agreed not to enter into any business transactions or make distributions that would treat non-tendering minority shareholders differently than the majority shareholder of World Services.

    We have determined that it makes business sense for us to pursue this offer at a price of $0.85 per share in order to gain control of World Services' interest in our company. If a majority of World Services' shareholders accept our offer and approve the amendment to the Articles of Incorporation, we will accept and pay for the tendered shares promptly after the shareholders meeting. If we successfully complete the tender offer and take control of World Services, we will also gain control of World Services' cash and deposits, although our ability to use or distribute those funds will be limited by the protective conditions discussed above.

    We encourage you to read and consider the enclosed materials carefully in making your decision whether to tender your shares in exchange for payment of the tender offer price of $0.85 per share. In particular, we are asking you to consider the following information which World Services filed as part of its most recent annual report on Form 10KSB dated March 27, 2001:

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  According to the balance sheet in the annual report, World Services has two principal assets: (1) cash and certificates of deposit in the sum of approximately $1,517,000 and (2) 796,952 shares of the common stock of Developers. In the annual report World Services reported that its board does not expect to pay a dividend on the common stock in the foreseeable future.

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  Just as there is no active market for the stock of World Services, there is no active market for the stock of our company. To our knowledge, there have only been isolated sales of our stock between private parties in recent years, and information regarding the price and other terms of such transactions are not publicly available, nor have they been made available to us. Consequently, there is no liquidity in World Services' investment in our company and it is difficult to value.

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  The annual report indicates that one course of action that the World Services board has considered is distributing our stock to its shareholders on a pro rata basis. Because of securities law restrictions, we believe that World Services is unable to distribute our stock either as a dividend or upon dissolution without our consent and we would object to any attempt to make a public distribution of our shares. If World Services decided to dissolve, we believe that it would be required to sell its interest in our company in a private transaction and then it could distribute the proceeds of that sale to its shareholders upon dissolution. For the reasons stated above, World Services might have difficulty finding a willing buyer at a price that would be advantageous to its shareholders.

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  The annual report also points out potential problems facing World Services since it has no operating assets and as a result may be classified as an "investment company" under the Investment Company Act of 1940. If World Services is required to comply with the Investment Company Act, its directors have noted that there could be adverse financial consequences for the company.

    We also note that we currently have no plans for World Services should we obtain control as a result of the tender offer.

    Because World Services stock is not listed on any stock exchange or over-the-counter market, there is no public market for your shares. Although we understand that there have been private sales over the years, the annual report indicates that there has been no trading of the shares in a significant period of time. We believe the liquidity of your shares is therefore extremely limited. While our offer price may be lower than the price many shareholders originally paid for their shares, our offer provides you with an opportunity to liquidate your investment. If you decide not to sell your shares to us or if an insufficient number of shares are tendered, you will continue to be a shareholder of World Services and there is no guarantee that you will ever have an opportunity to sell your shares at a higher price or at all.

    The accompanying documents contain extensive mandatory disclosures of the legal and technical requirements that we must follow in making this offer to buy your stock. Although they may be long and somewhat tedious, we strongly recommend that you read them thoroughly and seek competent advice from your legal or financial advisors if there is anything that you do not understand. If you have any general questions about this offer, you are welcome to call one of our representatives at the telephone number noted below. We cannot provide you with individual legal, tax, investment or financial advice; however, we can attempt to answer any general questions that you may have.

    The enclosed Offer to Purchase and Letter of Transmittal contain detailed instructions for completing the required paperwork if you decide to accept our offer to purchase your shares. Generally, if you want to sell your shares to us in this tender offer, you must:

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  Complete and sign the enclosed pink Letter of Transmittal, including the Substitute Form W-9 on page 3, and send it to the depositary, pursuant to the instructions provided, so that it is received by October 31, 2001, or any extended expiration date. We will notify the depositary and make a public announcement if we extend the offer. If you own your shares jointly (for example, with your spouse), then each owner must sign the Letter of Transmittal and Substitute Form W-9.

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  If your shares are registered in your own name and you have your common stock certificates, you must send them to the depositary with the completed Letter of Transmittal.

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  If your shares are held in "street name" (i.e., they are registered in someone else's name), then you must instruct the registered holder whether you want to participate in the tender offer. For example, if a broker, dealer, trustee or other nominee holds your shares on your behalf in a retirement or investment account or in a trust, you must tell your broker, dealer, trustee or other nominee to tender your shares. You should discuss this with your broker, dealer, trustee or other nominee and get further instructions from them.

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  If your stock certificates have been lost, stolen or destroyed, you may still tender your shares, but you must follow the specific directions provided under Instruction 16 in the pink Letter of Transmittal.

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  If your stock certificates are being held in escrow by the South Dakota Division of Securities, you may tender your shares, but you must follow the specific directions provided under Instruction 17 in the pink Letter of Transmittal.

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  Payments for tendered shares will be made by check to the addressee of these materials at the address noted on the mailing label unless you provide alternative instructions in accordance with the specific directions provided under Instruction 12 in the pink Letter of Transmittal.

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  If your shares have been transferred, follow the directions provided under Instruction 18 in the pink Letter of Transmittal.

    If you tender your shares, they will be held in escrow by the depositary, Wells Fargo Bank, South Dakota, N.A., until all the conditions of the tender offer are fulfilled and we pay you. If the tender offer is not completed for any reason, your shares will be returned to you promptly. You may withdraw your shares from the tender offer at any time until they are accepted for payment by following the procedures provided under Instruction 1of the Letter of Transmittal.

    Thank you very much for considering our offer. We hope that you will find it acceptable and promptly sign and return the pink Letter of Transmittal and your share certificates to receive payment for your shares.

Sincerely,

/s/ Harvey Aman

President and Chief Operating Officer
Super 8 Motel Developers, Inc.